Exhibit 99.6

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
Place de la Cité, Tour Cominar
2640 Laurier Boulevard, Suite 1700
Québec, Quebec
Canada G1V 5C2
Telephone +1 (418) 522 7001
Facsimile +1 (418) 522 5663

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Æterna Zentaris Inc. for the year ended December 31, 2006 of our auditors’ report dated March 2, 2007 on the consolidated balance sheets of Æterna Zentaris Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit, other capital and cash flows for each of the years in the three-year period ended December 31, 2006.

Chartered Accountants

Quebec, Quebec, Canada

March 2, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.